Everest REIT Investors I, LLC

199 SOUTH LOS ROBLES AVENUE, SUITE 200  -  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  -  FAX  (626) 585-5929

 May 31, 2016

To the Shareholders of

KBS Legacy Partners Apartment REIT, Inc.

RE:EXTENSION OF OFFER TO PURCHASE TO JUNE 21, 2016

Dear Shareholder:

 Everest REIT Investors I, LLC is offering to purchase 1,025,000 common shares (the "Shares"), in KBS Legacy Partners Apartment REIT, Inc. (the "Corporation"), for cash in the amount of $7.20 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated April 28, 2016, and the related Transfer Agreement (together, the “Offer”).  We have extended the expiration date of our offer to June 21, 2016. Investors should consider the following:

•Our offer may be the only opportunity you have to GET CASH IN 2016 for your Shares. The Corporation exhausted its 2016 funds for standard share redemptions in January 2016, and its 2015 funds for standard redemptions in March 2015. A large number of investors may be waiting for the 2017 redemptions; so you may not be able to get Shares redeemed in 2017.

•Our offer avoids the payment of commissions, which often exceed 5% of the sale price.

•The Corporation’s admits that its estimated value per Share may not reflect the value that stockholders will actually receive. The Corporation states that its $10.29 estimated value per Share is not the value of the Shares according to GAAP, or their liquidation value, or the price the Shares would receive in public trading. Also, such amount does not account for transaction costs and prepayment penalties that could apply if its properties were sold.

•The Corporation may suspend or terminate its redemption program at any time, upon 30 days’ notice. No stockholder approval is required.

•The Corporation states that there is no specific date by which it must have a liquidity event.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.vroomspro.com/Login.aspx Login: KBS Legacy; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to KBSLegacyOffer@everestworld.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on June 21, 2016.

 Very truly yours,

 Everest REIT Investors I, LLC